*AB 3/24

14049602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marc J. Lane & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 North LaSalle Street, Suite 2100
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc J. Lane 312-372-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, PC
(Name – *if individual, state last, first, middle name*)

13844 South Maple Avenue (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
05 REGISTRATIONS BRANCH

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

90 3/27/14

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
ISABEL O ALVARADO
Notary Public - State of Illinois
My Commission Expires 03/22/2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARC J. LANE & COMPANY
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2013

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants
Illinois CPA Society
Public Company Accounting Oversight Board

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Marc J. Lane & Company
Chicago, Illinois

Report on the Financial Statement

I have audited the accompanying financial statement of Marc J. Lane & Company (the Company), which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on this financial statement based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statement.

I believe that the audit evidence I have obtained is sufficient and appropriate to provides a basis for my audit opinion.

Marc J. Lane & Company

Opinion

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marc J. Lane & Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

CPA, PC

February 24, 2014

MARC J. LANE COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets	
Cash in bank	$ 731
Investment in securities, at fair value	325,470
Deposit with broker	25,000
Due from broker	22,536
Prepaid expenses	6,942
Accounts receivable	885
Total Current Assets	381,564
Total Assets	$ 381,564

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 9,045
Loan payable, officer	16,216
Total Current Liabilities	25,261
Stockholder's Equity	
Capital stock - common, no par value, 1,000 shares authorized, issued and outstanding	6,000
Additional paid in capital	149,950
Retained earnings	200,353
Total Stockholder's Equity	356,303
Total Liabilities and Stockholder's Equity	$ 381,564

See the accompanying independent auditor's report and notes to the financial statements.

MARC J. LANE COMPANY
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Activities

Marc J. Lane & Company (the Company) was incorporated in Illinois on March 28, 1985. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and as a fully disclosed broker dealer.

Income Recognition

Income is derived from the commissions, brokerage fees and service fees charged. Income is reognized when earned in accordance with generally accepted accounting principles.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities held by the Company are valued at fair value.

Income Taxes

Effective July 1, 1987, the Company elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Company. The Company is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and diclosures. Accordingly, actual results could differ from these estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Operating Lease Commitment

The Company subleases office space from an affiliate owned by the same shareholder. The Company paid $39,600 in rent expense in 2013. The affiliate's minimum future base rent commitment due under the affiliate's lease are as follows:

Year ending		
December 31, 2014	$	96,932
December 31, 2015		99,908
August 31, 2016		68,430
	$	265,270

The affiliate's lease obligation also provides for operating expense and real estate tax reimbursements, which totaled $71,326 in 2013.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value heirarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value heirarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are observable inputs for the asset or liability and rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2013, the Company did not have any **Level 2** or **Level 3** inputs.

NOTE 3 - FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company traded no derivatives during the year ended December 31, 2013. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Company traded no derivatives during the year ended December 31, 2013.

In addition, the Company can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2013.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company rents office space from an affiliated company (See Note 2 - Operating Lease Commitment). The Company's sole shareholder is the sole shareholder of the affiliate. At December 31, 2013, the Company had no outstanding receivables from or payables to the affiliated company. In addition, the Company has a loan payable, under a line of credit, to the shareholder with a balance of $16,216 at December 31, 2013. Interest is payable at 2.5% per year.

NOTE 7 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statemements reveal no material discrepancies, therefore, no adjustments to the financial statements were required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $50,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2013, the Company had net capital and net capital requirements of $258,940 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 10%. The net capital requirement may restrict the payment of dividends or withdrawal of equity.

NOTE 9 - CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Company as of December 31, 2013, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the company has elected S corporation status and federal income tax liabilities due to Company activities are the responsibility of the Company's shareholder.

NOTE 10 - SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* management has evaluated subsequent events through February 24, 2014, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.